March 31, 2016	TSX-V - HNC

Hard Creek Nickel Completes first tranche of
Non Brokered Private Placement

(VANCOUVER, BC) Hard Creek Nickel Corporation has completed the first tranche of its non brokered private placement of 25 million Units which was announced February 22, 2016.

The Company closed 18.24 million Units at $0.01 per Unit for gross proceeds of $182,400.00. Each Unit consists of one share and one share purchase warrant. Each full warrant is exercisable at Cdn. $0.05 for five years. The securities and warrants issued have a hold period expiring 4 months plus one day after issuance (July 31, 2016).

Hard Creek Insiders purchased 6 million units, or 24% of the 25 million units.

Proceeds of the private placement will be used for general working capital, which will include legal fees, audit fees and listing fees. Proceeds will also be used for maintenance of the camp at the Company’s Turnagain property in British Columbia.

A finders’ fee was paid on a portion of this private placement, 6% of gross cash proceeds plus warrants exercisable at $0.05 for one year, equal to 6% of units placed in connection with this private placement.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

Neither the TSX Venture Exchange nor its’ Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy of accuracy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
Tel: 604 681 2300 Fax: 604 681 2310 E: info@hardcreek.com W: www.hardcreek.com